[NAM TAI ELECTRONICS LOGO]                                         NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790-999 WEST HASTINGS STREET                                          President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800  FAX: (604) 669-7816          WEB:   w w w.n a m t a i.c o m
TOLL FREE TEL/FAX: 1-800-661-8831



                            NAM TAI ELECTRONICS. INC.
                 Appointment of New Chief Financial Officer and
                       Assistant Chief Financial Officer

VANCOUVER, CANADA - September 20, 2004 - Nam Tai Electronics, Inc.("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced that Mr. Wong Chi Chung (Charles C. Wong) has been appointed Chief Financial Officer ("CFO") and Mr. Joseph Edward Silva, Assistant Chief Financial Officer ("ACFO") of the Company. Mr. Wong will assume office on November 1, 2004, whilst Mr. Silva reported to duty on September 6, 2004.

Current CFO of Nam Tai, Mr. Koo Ming Kown, will transfer his duties to Mr. Wong before the end of 2004. With effect from 1st January 2005, Mr. Koo will assume the role of non-executive director of Nam Tai, the same as Chairman, Mr. Tadao Murakami. Thereafter, Nam Tai's Board of Directors will consist of 3 non-executive directors and 4 independent non-executive directors. Mr. Koo commented, "Nam Tai is proud that it will exceed the latest Corporate Governance standards, and that the Board will consist of only non-executive directors, the majority of which are independent directors".

"I am delighted with the appointment of Charles and Joseph. This is in line with our Board's policy on succession planning. Our management team has been strengthened with a good balance between internally promoted individuals with proven track records, and externally recruited professionals who will add a further dimension of knowledge and experience to the existing team. I am confident that this reinforcement and integration will bring further growth and expansion to the Company, and lead Nam Tai to an even brighter future.", Mr. Koo added.


Mr. Charles C. Wong - Chief Financial Officer
---------------------------------------------

Mr. Wong has over 30 years experience in consulting, financial and general management. In his early years, he was a management consultant at PricewaterhouseCoopers and KPMG, and thereafter successively assumed senior management positions in property development, power generation and distribution, manufacturing, anti-dumping-related international trade issues advisory & consulting, alongside with his diversified business interests in leisure, food and beverages. Mr. Wong is a fellow member of The Association of Chartered Certified Accountants, U.K.; an associate member of The Chartered Institute of Management Accountants, U.K; and a member of The Hong Kong Institute of Certified Public Accountants. Before assuming the role of CFO of Nam Tai, Mr. Wong was Chief Executive Officer and Executive Director of Bestway International Holdings Limited, a group involved in the mass production of industrial and consumer polymer films and listed on the main board of the Stock Exchange of Hong Kong. He was an Independent Non-executive Director and Chairman of the Audit Committee of Nam Tai Electronic and Electrical Products Limited, one of Nam Tai's Hong Kong listed subsidiaries.



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Mr. Joseph Edward Silva - Assistant Chief Financial Officer
-----------------------------------------------------------

Reporting to the CFO, Mr. Silva's principle responsibilities include assisting the CFO in all matters relating to Investor Relations, Mergers and Acquisitions, and Joint Ventures.

Joseph has over 20 years experience in the finance industry and has held a number of senior management positions in both consumer and investment banks and investment management firms. He has solid management skills in strategic planning and implementation, operations, marketing and market communications. Prior to joining Nam Tai, his prior roles included being Chief Executive Officer of investment management firm Friends, Ivory & Sime Asia as well as investor relations company First Investor Relations. In 2001, he was elected Chairman of The Hong Kong Investment Funds Association, and has been invited by the Hong Kong SAR Government and industry groups to sit on various committees, including The Hong Kong Securities and Futures Commission, The Hong Kong Trade Development Council, and the Association for Sustainable and Responsible Investment in Asia. Mr. Silva received his BSc degree in Biological Chemistry from The University of Essex and a MSc degree in Management Science, majoring in finance, from Imperial College, London University.





About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of the Hong Kong Stock Exchange at www.hkse.com to obtain the information. The stock code of NTEEP and JIC in the Hong Kong Stock Exchange are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.



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